U.S. GOLD CORPORATION
                               Exhibit 11 to Form 10-Q
                 for the Three Month Period Ended March 31, 1995 and 1994

Computation of Weighted Average Shares Outstanding Used in Earnings Per Share Calculations:

                                                   1995 (2)      1994

Total shares issued                                13,768,800    13,818,800

Weighted average of common stock equivalents (1):
  Unexercised stock options                                 -     1,250,000
  Less:  Buy back of common shares under treasury
         stock method using average price.                  -      (500,846)

                                                   13,768,800    14,467,944

(1) Fully diluted computations not made as total shares and share equivalents outstanding would be effected by less than 3% in both periods.

(2) Common stock equivalents not considered in the 1995 period since their effect would be antidilutive.